EXHIBIT 4.6

FORM OF

SCRIPPS NETWORKS INTERACTIVE, INC.

PERFORMANCE-BASED RESTRICTED SHARE UNIT AGREEMENT

Summary of Performance-Based Restricted Share Unit Grant

Scripps Networks Interactive, Inc. (the “Company”), grants to the Grantee named below, in accordance with the terms of the Scripps Networks Interactive, Inc. 2015 Long-Term Incentive Plan (the “Plan”) and this Performance-Based Restricted Share Unit Agreement (the “Agreement”), the contingent right to receive the Target Number of Share Units set forth below:

Name of Grantee:	[●]

Target Number of Share Units:	[●]

Date of Grant:	[●]

Performance Period:	[●]

Performance Goal:	[●]

Target Performance Goal:	[●]

Vesting Dates:	[●]

Terms of Agreement

1. Grant of Award. Subject to and upon the terms, conditions, and restrictions set forth in the Plan and this Agreement (including the related Acceptance of Award located on the Plan administrator’s website, which is fully incorporated herein), the Company hereby grants to the Grantee as of the Date of Grant this Performance Award (the “Performance Award”), which represents the contingent right to receive the Target Number of Share Units (the “Restricted Share Units”) set forth above.

2. Performance Goal; Determinations and Adjustments.

(a) The Grantee’s right to receive a credit of all, a portion, or a multiple of the Target Number of Share Units shall be contingent upon the extent to which the Company achieves the Performance Goal set forth above for the Performance Period set forth above.

(b) If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, the manner in which it conducts business or other events or circumstances render the Performance Goal to be unsuitable, the Committee may modify the Performance Goal or the related levels of achievement, in whole or in part, as the Committee deems appropriate; provided, however, that no such action may result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code.

3. Credit of Restricted Share Units.

(a) After the end of the Performance Period, the Committee shall determine in writing the extent, if any, to which the Performance Goal has been satisfied and shall determine the number, if any, of Restricted Share Units that shall be credited to a book entry account established for the Grantee, effective on the last business day of February immediately following the end of the Performance Period (the “Crediting Date”). Each Restricted Share Unit credited on behalf of the Grantee under this Section 3 shall represent the contingent right to receive one Class A Common Share of the Company (“Share”) and shall at all times be equal in value to one Share.

(b) Except as otherwise provided in Section 7 hereof, the Target Number of Share Units shall be forfeited automatically without further action or notice (i) in the event that the Target Number of Share Units are not earned pursuant to the Performance Goal, (ii) in the event the Grantee ceases to be employed by the Company or a Subsidiary through the end of the Performance Period, or (iii) in accordance with Section 21 of the Plan, in the event that the Grantee engages in Detrimental Activity.

4. Vesting of Restricted Share Units.

(a) The Restricted Share Units, if any, credited to the Grantee pursuant to Section 3 hereof for the Performance Period shall vest to the extent of [●] of the Restricted Share Units on each of the Vesting Dates set forth above (each a “Vesting Date”) (subject to rounding conventions adopted by the Company from time to time; provided that in no event will the total Shares issued exceed the total units granted under the award), provided that the Grantee shall have remained in the continuous employ of the Company or a Subsidiary through the applicable Vesting Date.

(b) Notwithstanding Section 4(a), the Restricted Share Units credited to the Grantee that have not yet vested under Section 4(a) shall immediately vest if, during the period beginning immediately after the end of the Performance Period and ending immediately prior to the last Vesting Date (such period, the “Vesting Period”): (i) the Grantee ceases to be employed with the Company and its Subsidiaries by reason of death or Disability (defined by reference to the long-term disability plan covering the Grantee that is maintained by the Company or a Subsidiary); (ii) the Grantee terminates employment with the Company and its Subsidiaries as a result of his Retirement (defined as “early retirement” or “normal retirement” under the Scripps Networks Interactive Pension Plan); (iii) the Company and its Subsidiaries terminate the Grantee’s employment other than for Cause, death or Disability, (iv) solely if the Grantee is a “Group I Participant” (as defined in the Scripps Networks Interactive, Inc. Executive Severance Plan (the “Executive Severance Plan”)) on the date of termination of employment, the Grantee terminates his or her employment with the Company and its Subsidiaries for Good Reason; or (v) a Change in Control occurs while the Grantee is employed by the Company or any Subsidiary.

5. Forfeiture of Restricted Share Units; Detrimental Activity. The Restricted Share Units credited to the Grantee that have not yet vested pursuant to Section 4 (including without limitation any right to dividend equivalents described in Section 9 hereof relating to dividends payable on or after the date of forfeiture) shall be forfeited automatically without further action or notice if the Grantee ceases to be employed by the Company or a Subsidiary prior to the applicable Vesting Date other than as provided in Sections 4(b) or 7. The provisions of Section 21 of the Plan regarding Detrimental Activity shall apply to the Restricted Share Units and any amount paid hereunder. This Section 5 shall survive and continue in full force in accordance with its terms notwithstanding any termination of the Grantee’s employment or the payment of the Restricted Share Units as provided herein.

6. Payment of Restricted Share Units.

(a) Except as may be otherwise provided in this Section or Section 7, the Company shall deliver to the Grantee (or the Grantee’s estate in the event of death) the Shares underlying the vested Restricted Share Units within seventy (70) days after the date that the Restricted Share Units become vested in accordance with Section 4.

(b) To the extent that the Grantee would satisfy the definition of Retirement upon termination of employment (i.e., the Grantee is “Retirement-eligible”) on the Date of Grant or becomes Retirement-eligible during the Vesting Period, or the Grantee’s right to receive payment of the Restricted Share Units otherwise constitutes a “deferral of compensation” within the meaning of Section 409A of the Code, then notwithstanding Section 6(a), the Shares underlying the Restricted Share Units that become vested pursuant to Sections 4(b) or 7(b) hereof shall be subject to the following rules:

(i) Except as provided in Section 6(b)(ii), the Shares underlying the Restricted Share Units that become vested pursuant to Sections 4(b) or 7(b) hereof shall be delivered to the Grantee (or the Grantee’s estate in the event of death) within seventy (70) days after the earlier of (A) the Grantee’s “separation from service” within the meaning of Section 409A of the Code; (B) the occurrence of a “change in the ownership,” a “change in the effective control” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Section 409A of the Code; or (C) the applicable Vesting Date(s).

(ii) If the Restricted Share Units become payable as a result of Section 6(b)(i)(A), the Shares underlying the vested Restricted Share Units shall be delivered during the eighteen (18) day period beginning on the fifty-third (53rd) day after the Grantee’s separation from service; provided, however, that if the Grantee is a “specified employee” within the meaning of Section 409A of the Code (as determined pursuant to the Company’s policy for identifying specified employees) at the time of the Grantee’s separation from service, then to the extent required to comply with Section 409A of the Code, the Shares shall instead be delivered to the Grantee within seventy (70) days after the first business day that is more than six months after the date of his or her separation from service (or, if the Grantee dies during such six-month period, within ninety (90) days after the Grantee’s death).

7. Impact of Certain Events During the Performance Period.

(a) Except as provided in Section 7(b), if the Grantee ceases to be an employee of the Company and its Subsidiaries prior to the end of the Performance Period due to death, Disability, Retirement, termination of employment by the Company and its Subsidiaries other than for Cause, or, solely if the Grantee is a “Group I Participant” (as defined in the Executive Severance Plan) on the date of termination of employment, termination of employment by the Grantee for Good Reason, the Grantee (or Grantee’s representative) shall be credited, in accordance with Section 3, the full number of Restricted Share Units that the Grantee would have received had he or she remained employed with the Company and its Subsidiaries through the end of the Performance Period, based upon the Company’s achievement of the Performance Goal for the Performance Period, without pro-ration. Notwithstanding anything contained in Section 4 or Section 6(b) to the contrary, the Restricted Share Units credited pursuant to this Section 7(a) shall be fully vested and shall be paid, in their entirety, within seventy (70) days after the end of the Performance Period. Notwithstanding the foregoing, if the Grantee is “Retirement-eligible” on the Date of Grant or could become Retirement-eligible during the Performance Period or the Vesting Period, or the Grantee’s right to receive payment of the Restricted Share Units otherwise constitutes a “deferral of compensation” within the meaning of Section 409A of the Code, then the Restricted Share Units credited pursuant to this Section 7(a) will be paid within seventy (70) days after the end of the Performance Period; provided that to the extent required to comply with Section 409A of the Code, such Restricted Share Units shall be paid no earlier than the first business day that is more than six months after the date of his or her separation from service.

(b) In the event that a Change in Control occurs during the Performance Period, then, notwithstanding anything contained herein to the contrary, the Grantee shall be credited with a number of Restricted Share Units equal to the Target Number of Share Units and the Crediting Date shall be deemed to be the date immediately prior to the Change in Control; provided that the Grantee was employed by the Company or a Subsidiary immediately prior to the Change in Control. Notwithstanding anything contained in Section 4 to the contrary, the Restricted Share Units credited pursuant to this Section 7(b) shall be fully vested and shall be paid, in their entirety, within thirty (30) days following the Change in Control; provided that if the Grantee is “Retirement-eligible” on the Date of Grant or could become Retirement-eligible during the Performance Period or the Vesting Period, or the Grantee’s right to receive payment of the Restricted Share Units otherwise constitutes a “deferral of compensation” within the meaning of Section 409A of the Code, then the Restricted Share Units credited pursuant to this Section 7(b) will be paid as provided in Section 6(b).

8. Dividend, Voting and Other Rights. The Grantee shall not possess any incidents of ownership (including, without limitation, dividend and voting rights) in the Shares underlying the Performance Award or the Restricted Share Units credited to his or her account until such Shares have been delivered to the Grantee in accordance with Section 6 or Section 7 hereof.

9. Payment of Dividend Equivalents. From and after the Crediting Date until the earlier of (a) the time when the Restricted Share Units are paid in accordance with Section 6 or Section 7 hereof or (b) the time when the Grantee’s right to payment of the Restricted Share Units is forfeited in accordance with Section 5 hereof, on the date that the Company pays a cash dividend (if any) to holders of Shares generally, the Grantee shall be entitled to a cash amount equal to the product of (i) the dollar amount of the cash dividend paid per Share on such date and (ii) the total number of unpaid Restricted Share Units credited to the Grantee as of such date (the “Dividend Equivalent”). The Dividend Equivalent shall be paid to the Grantee at the same time that the related dividend is paid to the holders of Shares. Dividend Equivalents will be subject to any required withholding for federal, state, local, foreign or other taxes.

10. Amendments. Subject to the terms of the Plan, the Committee may modify this Agreement upon written notice to the Grantee. Any amendment to the Plan shall be deemed to be an amendment to this Agreement to the extent that the amendment is applicable hereto.

11. Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

12. Relation to Plan. This Agreement is subject to the terms and conditions of the Plan, including the forfeiture provisions of Section 21 of the Plan. This Agreement (including the related Acceptance of Award located on the Plan administrator’s website, which is fully incorporated herein) and the Plan contain the entire agreement and understanding of the parties with respect to the subject matter contained in this Agreement, and supersede all prior written or oral communications, representations and negotiations in respect thereto. In the event of any inconsistency between the provisions of this Agreement and the Plan, the Plan shall govern. Capitalized terms used herein without definition shall have the meanings assigned to them in the Plan.

13. Successors and Assigns. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the permitted successors, administrators, heirs, legal representatives and assigns of the Grantee, and the successors and assigns of the Company.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed on its behalf by its duly authorized officer and the Grantee has also executed this Agreement, as of the Date of Grant.

SCRIPPS NETWORKS INTERACTIVE, INC.

By:
Kenneth W. Lowe Chairman, President and
Chief Executive Officer